January 13, 2020

Derek Dubner
Chief Executive Officer
Red Violet, Inc.
2650 North Military Trail
Suite 300
Boca Raton, FL 33431

       Re: Red Violet, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 001-38407

Dear Mr. Dubner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Joshua Weingard